Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Bancorp and Subsidiaries:

We consent to the use of our merger tax opinion included herein and to the references to our firm under the headings of “Opinions” and “Expected Tax Treatment as a Result of the Merger” in the prospectus that forms a part of the Registration Statement on S-4.

/s/ KPMG LLP
Atlanta, Georgia
February 5, 2008